FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),

SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2003 FOURTH QUARTER AND TWELVE MONTHS RESULTS

QUILMES INDUSTRIAL (QUINSA), S.A.

Item
1.	Press Release entitled “ QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2003 FOURTH QUARTER AND TWELVE MONTHS RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.
Date: March 9, 2004	By:	/s/ Agustin Garcia Mansilla
		Name:	Agustin Garcia Mansilla
		Title:	Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2003 FOURTH QUARTER AND TWELVE MONTHS RESULTS

LUXEMBOURG – MARCH 8, 2004 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the three and twelve months ended December 31, 2003.

Results for the twelve months of 2003 consolidate the operations of Companhia de Bebidas das Américas (“AmBev”)’s Southern Cone Assets (“ASCA”) for eleven months, following the closing of the strategic alliance between AmBev and Quinsa on January 31, 2003. Thus, AmBev’s beverage operations in Argentina, Paraguay and Uruguay have been consolidated as of that date.

As a result of this consolidation, and in an effort to align both companies’ accounting procedures, Quinsa has changed its method for allocating fixed costs and expenses to interim periods throughout the year. Whereas in previous years Quinsa allocated these according to projected volumes for each of the quarters, as of this year fixed costs and expenses are reflected as they are actually incurred. All comparisons with the fourth quarter of 2002 will be made on a same-method basis, i.e. restating last year’s figures to reflect the same method used this year, thus allowing for homogenous comparisons. The change in cost allocation method only produces intra-period differences, since full year figures are always the same.

Highlights for the Fourth Quarter 2003

•	EBITDA more than doubled, from US$ 37.6 million for the fourth quarter 2002 to US$ 90.9 million in 2003. EBITDA margin reached 41.6%, the highest for any quarter since the Company’s stock began trading on the New York Stock Exchange.

•	Beer sales volumes increased 23% to 4.8 million hectoliters

•	Soft drink sales volumes increased 9% to 1.9 million hectoliters, another all-time record for Quinsa

•	Net debt declined US$ 62.3 million compared to December 31, 2002, to US$ 149.7 million

•	Net profit (loss) after tax improved dramatically, posting a profit of US$ 50.4 million, or US$ 0.399 per share, compared to a loss of US$ 59.2 million, or a negative US$ 0.562 per share for the fourth quarter 2002

Quilmes Industrial (Quinsa) S.A.
 Page Two — March 8, 2004

Financial Review – fourth quarter 2003

Beer volume sales increased to 4,776,000 hectoliters from 3,877,000 hectoliters a year earlier, principally due to continued volume growth in Bolivia and to the addition of volume from AmBev’s former southern cone operations. Volumes for soft drinks increased 9% to 1,893,000 hectoliters, also reflecting a recovery of the Argentine market.

Net sales increased approximately 50% to US$ 218.5 million from US$ 145.3 million a year earlier. This was principally the result of higher nominal average pricing in Argentina, higher market volumes, the addition of volume from the former AmBev operations and an appreciation of the Argentine peso and the Paraguayan guaraní, relative to the U.S. dollar. The following two tables show a breakdown of domestic volume sales and revenues by business:

Domestic volume breakdown (thousands of hectoliters)

	Three months to		Twelve months to
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
Argentina beer	3,325	2,667	9,921	7,619
Argentina CSD, and other beverages	1,812	1,680	5,901	5,468
Bolivia	571	538	1,826	1,683
Chile	117	140	418	431
Paraguay beer	551	416	1,614	1,402
Uruguay beer	203	111	445	269
Uruguay (CSD&W)	81	56	195	239
Exports & other, net	9	6	37	26

TOTAL	6,669	5,614	20,357	17,137

Quilmes Industrial (Quinsa) S.A.
 Page Three — March 8, 2004

Revenues breakdown (millions of dollars)

	Three months to		Twelve months to
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
Argentina beer	100.2	56.7	273.2	171.2
Argentina CSD, and other beverages	44.6	31.9	139.2	107.3
Bolivia	28.9	27.7	92.2	88.6
Chile	7.1	6.9	22.2	22.0
Paraguay beer	25.9	15.4	71.6	58.7
Uruguay beer	9.1	4.9	19.7	14.2
Uruguay (CSD&W)	2.7	2.0	6.6	9.3
Other (net)	0	(0.2)	(2.0)	(1.1)

TOTAL	218.5	145.3	622.7	470.2

Gross profit increased to US$ 122.5 million from US$ 63.4 million a year earlier. Industrial fixed costs were kept constant in absolute terms, despite the absorption of AmBev’s industrial assets. This confirms Quinsa’s success at significantly reducing industrial costs as a result of the synergies obtained with AmBev’s former operations and also through the full merger of its beer and soft drink businesses in Argentina. In fact, industrial costs per hectoliter declined slightly compared to the fourth quarter of last year despite the appreciation of local currencies. As a result, gross margin increased by more than 12 percentage points to reach 56.1%.

Selling and marketing expenses increased to US$ 45.2 million from US$ 35.1 million in 2002, principally as a result of higher costs of freight and personnel resulting from the addition of AmBev’s businesses and the extension of direct sales. Advertising and promotion expenses were virtually the same as for the fourth quarter 2002.

Administrative and general expenses declined 27%, principally due to non-recurring fees paid in 2002, related to the Company’s association with AmBev and to arbitration proceedings with Heineken. Net of that effect, administrative expenses actually increased, principally as a result of the appreciation of the Argentine peso, since Quinsa reduced headcount in this area by 11% on a proforma basis.

As a result of these variations, operating profit for the fourth quarter 2003 was US$ 67.1 million, a large improvement on the US$ 14.3 million for the same quarter last year. EBITDA more than doubled to US$ 90.9 million from US$ 37.6 million in 2002.

Net interest expense declined to US$ 5.2 million from US$ 6.1 million a year earlier. This was the result of both a US$ 31.8 million decline in gross debt and lower international base rates.

Quilmes Industrial (Quinsa) S.A.
 Page Four — March 8, 2004

The translation effect on the Company’s balance sheet for the fourth quarter 2003 was a loss of US$ 1.2 million, compared to a charge of US$ 3.7 million last year. Goodwill amortization declined to US$ 5.9 million from US$ 95.6 million last year, since in 2002 we had to reduce goodwill related to the soft drinks business by approximately US$ 90 million, as business prospects were reassessed with the economic crisis.

Other income (expense), excluding goodwill, was US$ 15.5 million in 2003 compared to (US$ 30.3) million in 2002. This dramatic turnaround was principally the result of having managed to deal with certain contingent liabilities related to the Company’s Bolivian business in a satisfactory manner, thus allowing for a reduction of contingency reserves.

Net profit before tax for the fourth quarter 2003 was US$ 70.3 million, compared to a loss of US$ 121.4 million in 2002. Net profit (loss) after tax was US$ 50.4 million, or US$ 0.399 per share, and (US$ 59.2) million, or a negative US$ 0.562 per share, for the same periods. Results for 2002 included a deferred tax asset of US$ 50 million resulting principally from the effect of the currency devaluation on our Argentine subsidiary’s dollar-denominated debt.

Capital expenditures, excluding acquisitions, reached US$ 15.0 million during the fourth quarter of 2003, compared to US$ 8.2 million for the same period in 2002. A large part of these investments were related to the acquisition of bottles, crates and coolers.

Financial Review – Fiscal Year 2003

For the twelve months ended December 31, 2003 beer volumes increased 25% to 14,261,000 hectoliters, reflecting the recovery of the Argentine beer market and the addition of volume from AmBev’s former operations in Argentina, Paraguay and Uruguay. Furthermore, the Company also posted strong beer volume growth in Bolivia. Soft drinks volumes increased 7% to 6,096,000 hectoliters as a result of the market recovery in Argentina.

Net sales were US$ 622.7 million compared to US$ 470.2 million for the same period in 2002. This was principally the result of the increase in volumes and of higher prices in Argentina.

Gross profit for 2003 was US$ 301.4 million, compared to US$ 161.8 million in 2002. This was principally the result of the increase in volumes and nominal prices. Further, raw material costs declined 10% on a per hectoliter basis, while fixed industrial costs as a whole declined 5% despite the absorption of AmBev’s businesses and the appreciation of local currencies.

Selling and marketing expenses increased 17% reflecting higher costs of freight and labor, owing to the addition of AmBev’s operations. Advertising and promotion expenses increased 7%, although measured as a percentage of sales, they were approximately 1.5 percentage points lower than last year.

Administrative expenses actually declined 11% despite the appreciation of the Argentine peso. This was the result of headcount reductions and also of the fees paid in 2002 related to both the association with AmBev and to arbitration proceedings with Heineken. Thus, operating profit for the full twelve months of 2003 was US$ 119.5 million, compared to a loss of US$ 3.6 million in 2002.

Quilmes Industrial (Quinsa) S.A.
 Page Five — March 8, 2004

The translation effect on the Company’s balance sheet during 2003 was a profit of US$ 7.2 million, caused by the appreciation of the local currencies of Argentina, Paraguay and Chile relative to the U.S. dollar since December 2002. For the same period last year, the translation effect was a loss of US$ 22.9 million. Goodwill amortization declined to US$ 21.2 million from US$ 111.9 million last year, since in 2002 we had to reduce goodwill by approximately US$ 90 million, as business prospects were reassessed with the economic crisis.

Other income (expense), excluding goodwill, was (US$ 6.3) million during 2003, compared to (US$ 39.6) million the previous year. The difference is related principally to lower contingency reserves.

Net profit after tax for the period was US$ 36.8 million, or US$ 0.291 per share, compared to a loss of US$ 135.9 million, or a negative US$ 1.290 per share for 2002.

Total shareholders’ equity and minority interest increased to US$ 870.4 million as of December 31, 2003 from US$ 676.8 million as of December 31, 2002. The Company’s net debt position - total bank debt net of cash and cash equivalents – was US$ 149.7 million, a US$ 62.3 million decline compared to the previous year. This was accomplished while investing a further US$ 54 million in the repurchase of Quinsa’s own shares and in the acquisition of shares in our subsidiaries from minorities. The Company’s successful negotiation with all of its bank creditors resulted in an enhancement of its debt profile, as the long term debt portion of total bank debt increased to US$ 287.5 million from US$ 100.7 million last year.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 24.8% to 3.3 million hectoliters. The Company’s market share for the year has remained virtually stable on a pro-forma basis, according to Nielsen. Importantly, however, our flagship Quilmes Cristal brand gained 4.7 points over the past 12 months.

Net revenues increased to US$ 100.3 million for the fourth quarter this year compared to US$ 56.7 million last year. This improvement was the result of price increases introduced in March and in September 2003 for more than 20% in total, a better mix of sales in terms of brands, an appreciation of the peso relative to the U.S. dollar of approximately 18%, and also the increase in volumes sold. Pricing reached US$ 29.7 per hectoliter on average during the quarter, compared to US$ 27.6 and US$ 19.9 for the third quarter 2003 and the fourth quarter 2002, respectively.

The Company continued to actively pursue the integration of its entire distribution network, which included the beer business’ Quilmes and Brahma systems, as well as the soft drinks system. To date, more than 90% of Quinsa’s total volumes are sold through a single distribution system, enabling us to take advantage of important benefits of scale. We have also continued with the roll-out of our direct sales operations, focusing on Buenos Aires, Cordoba and Neuquen. This process will continue throughout the year.

Quilmes Industrial (Quinsa) S.A.
 Page Six — March 8, 2004

In order to standardize sales processes across the Company, regardless of whether they are conducted by distributors or by our own sales force, we have developed and are implementing a “Quilmes Sales Management” program. This includes standard processes for the different sales channels, systems and programs to measure performance with.

The Company’s sales performance throughout the year has been remarkable, showing no signs of disruption despite the enormous upheaval that its sales and distribution systems have undergone.

The merger of our beer and soft drinks businesses has been fully completed. Further, the development of synergies has continued according to plan, and the benefits have far exceeded our original objectives. Approximately 85% of the synergies have already been implemented, while the remainder will be so by June 2004.

In line with our plan for continuous improvement, Quinsa is now moving on to a new stage involving benchmarking efforts in the industrial, logistics, and direct sales areas. This stage also includes the sharing and implementation of best practices with AmBev.

In terms of the Company’s financial performance during the quarter, higher volumes coupled with the improvements described led to a 6% decline in the cost of sales per hectoliter compared to the fourth quarter last year. This included a 4% decline in the cost of raw materials per hectoliter. Further, administrative expenses declined 2 points as a percentage of sales (3 points for the full year). The combination of these factors allowed the business to post very strong EBITDA growth for the fourth quarter, reaching US$ 48.6 million compared to US$ 19.6 million last year.

Operating Highlights

		4 Q 2002			FY 2002
	4 Q 2003	restated	4 Q 2002	FY 2003	restated	FY 2002
Total volumes (hectoliters)	3,335,000	2,672,000	2,672,000	9,959,000	7,642,000	7,642,000
Net revenues (US$ mm)	100.3	56.7	56.7	273.2	171.2	171.2
Operating profit (US$ mm)	36.7	8.0	2.2	61.7	(8.5)	(8.5)
EBITDA (US$ mm)	48.6	19.6	13.4	106.5	37.7	37.7
EBITDA margin	48.4%	34.7%	23.6%	39.0%	22.0%	22.0%

Soft Drinks: Volumes for soft drinks and other beverages increased 8% to 1,812,000 hectoliters, compared to the fourth quarter last year, while market share remained stable quarter-on-quarter at 19%. Our focus has been on strengthening our presence in the A-brand segment at the expense of the B-brand segment of the market. Thus, our share of the A-brand segment has increased to 25.8% from 25.3% quarter-on-quarter.

In line with our strategy of focusing on the top segment of the market, we have continued to be active in terms of packaging innovations and product introductions. Thus, we have introduced new flavours and single-serve formats for Mirinda and Gatorade. We have also continued with the roll-out of the 1.25-litre returnable bottle in the Atlantic coast region. In fact glass returnable bottles have increased their share in our total sales mix by 6 percentage points compared to the fourth quarter last year. Gatorade has also been particularly successful, as volumes increased 45% and established a record for Argentina.

Quilmes Industrial (Quinsa) S.A.
 Page Seven – March 8, 2004

Net sales increased 40% to US$ 44.6 million, compared to US$ 31.9 million in the fourth quarter 2002. This was due to the increase in volumes and to higher average prices. Average pricing for the quarter was US$ 24.7 per hectoliter, compared to US$ 24.2 for the third quarter 2003 and US$ 19.1 for the fourth quarter 2002. The increase in average prices compared to last year was the result of nominal price increases introduced during the first quarter this year, a better brand mix, the repositioning of the Mirinda brand and the appreciation of the peso relative to the dollar.

Higher pricing and a more favorable sales mix contributed to the improvement in EBITDA, which was US$ 8.4 million this year compared to US$ 3.6 million last year. Importantly, the business posted operating profits for the first time, both for the quarter and for the full year.

Operating Highlights

		4 Q 2002			FY 2002
	4 Q 2003	restated	4 Q 2002	FY 2003	restated	FY 2002
Total volumes (hectoliters)	1,812,000	1,680,000	1,680,000	5,901,000	5,468,000	5,468,000
Net revenues (US$ mm)	44.6	31.9	31.9	139.2	107.3	107.3
Operating profit (US$ mm)	3.9	(0.5)	(2.5)	1.5	(21.3)	(21.3)
EBITDA (US$ mm)	8.4	3.6	1.9	18.2	(3.5)	(3.5)
EBITDA margin	18.8%	11.1%	6.1%	13.1%	(3.2%)	(3.2%)

BOLIVIA:

Domestic volume sales increased 6% during the fourth quarter 2003, reaching 571,000 hectoliters compared to 538,000 hectoliters for the same period in 2002, despite the social unrest of October 2003. Thus, total volume increase for the year was 9%.

Net revenues increased 4% to US$ 28.9 million, as a result of the increase in volumes, a better brand mix and price increases for the non-returnable formats, all of which more than compensated for a 5% devaluation of the local currency. The Company continued with its cost reduction program, as headcount was reduced 12% as of December and fixed cash costs declined 6% in local currency over the past twelve months. EBITDA increased 9% to US$ 15.0 million, compared to US$ 13.8 million in the fourth quarter last year.

Operating Highlights

		4 Q 2002			FY2002
	4 Q 2003	restated	4 Q 2002	FY 2003	restated	FY 2002
Total volumes (hectoliters)	580,000	541,000	541,000	1,843,000	1,688,000	1,688,000
Net revenues (US$ mm)	28.9	27.9	27.9	92.2	88.7	88.7
Operating profit (US$ mm)	12.2	10.5	7.8	35.6	28.9	28.9
EBITDA (US$ mm)	15.0	13.8	11.1	46.5	42.0	42.0
EBITDA margin	51.8%	49.5%	39.7%	50.4%	47.4%	47.4%

Net revenues for the fourth quarter 2002 and full year 2002 include sales of our former aluminum can subsidiary, which has since been absorbed by the beer business

Quilmes Industrial (Quinsa) S.A.
 Page Eight – March 8, 2004

CHILE:

Domestic beer volumes in Chile declined 16% compared to the fourth quarter last year, and 3% for the full year. This was the result of having discontinued the sale of the Heineken brand in June 2003, since volumes for our proprietary brands actually increased 6.5% for the quarter and 11.1% for the full year. They thus outperformed the market, which increased 5% for the year.

The loss of the Heineken brand led the Company to redefine its strategy. Accordingly, our focus shifted to the Becker brand, with an emphasis on the traditional channel and the one-liter returnable format. In addition to this, prices were increased an average 7% in real terms and cost reduction initiatives were put in place, such as a 17% headcount reduction.

As a consequence of these actions and of the revaluation of the local currency, net sales for the quarter increased to US$ 7.1 million from US$ 6.9 million last year, and EBITDA for the quarter actually increased slightly to US$ 0.9 million, from US$ 0.7 million last year.

Operating Highlights

		4 Q 2002			FY 2002
	4 Q 2003	restated	4 Q 2002	FY 2003	restated	FY 2002
Total volumes (hectoliters)	118,000	140,000	140,000	419,000	432,000	432,000
Net revenues (US$ mm)	7.1	6.9	6.9	22.2	22.0	22.0
Operating income (loss) (US$ mm)	0.4	0.0	(0.5)	(2.0)	(2.9)	(2.9)
EBITDA (US$ mm)	0.9	0.7	0.2	0.8	0.2	0.2
EBITDA margin	13.1%	10.8%	3.6%	3.5%	1.0%	1.0%

PARAGUAY:

Domestic volumes during the fourth quarter increased 32% to 551,000 hectoliters, as a result of the addition of AmBev’s former operation and a stabilization of the Paraguayan market. The participation of the Brahma brand, priced at a 10% premium to our Pilsen brand, reached 23% of our sales mix during the fourth quarter, as it has taken advantage of Quinsa’s distribution network.

The implementation of the synergies that were originally planned is complete. Thus, for example, total headcount has been reduced by 35% on a pro-forma basis, third-party distribution has been unified and procurement savings have been achieved.

Net revenues increased to US$ 25.9 million from US$ 15.4 million in 2002, reflecting an increase in average prices (both in local currency and in dollars) and higher volumes. This increase, added to a strong reduction of industrial costs led to EBITDA nearly tripling for the quarter, compared to last year.

Quilmes Industrial (Quinsa) S.A.
 Page Nine – March 8, 2004

Operating Highlights (beer business)

		4 Q 2002			FY 2002
	4 Q 2003	restated	4 Q 2002	FY 2003	restated	FY 2002
Total volumes (hectoliters)	551,000	416,000	416,000	1,614,000	1,402,000	1,402,000
Net revenues (US$ mm)	25.9	15.4	14.9	71.6	58.7 (*)	57.0
Operating profit (US$ mm)	11.9	2.8	0.8	25.3	12.2	12.2
EBITDA (US$ mm)	15.0	5.3	3.2	35.8	22.1	22.1
EBITDA margin	58.0%	34.2%	21.7%	50.0%	37.7%	38.8%

(*)Reflects the reclassification of certain selling expenses by our Paraguayan beer business

URUGUAY:

Total domestic volume was 203,000 hectoliters, compared to 111,000 hectoliters during the fourth quarter 2002, as a result of the addition of volumes from AmBev’s former operations. Soft drinks and water volumes posted strong growth, following a recovery of total market volumes and the introduction of a 1.25-liter glass returnable bottle that allowed us to recover market share in the A-brand segment of the market. Thus, soft drink and water volumes were 81,000 hectoliters, compared to 56,000 for the previous year.

Net revenues increased to US$ 11.8 million compared to US$ 6.9 million last year, due to the increase in volumes and higher average prices.

A continued focus on costs and the implementation of synergies with AmBev’s former operations has allowed the business to improve EBITDA for the quarter to US$ 3.7 million, compared to a negative US$ 0.3 million last year.

Operating Highlights

		4 Q 2002			FY 2002
	4 Q 2003	restated	4 Q 2002	FY 2003	restated	FY 2002
Total vol. (beer, hltrs)	203,000	111,000	111,000	445,000	275,000	275,000
Total vol.(CSD&W, hltrs)	81,000	56,000	56,000	195,000	239,000	239,000
Net revenues (US$ mm)	11.8	6.9	6.9	26.4	23.6	23.6
Operating profit (US$ mm)	2.8	(1.3)	(3.1)	0.3	(3.8)	(3.8)
EBITDA (US$ mm)	3.7	(0.3)	(2.2)	4.4	0.1	0.1
EBITDA margin	31.6%	(4.4%)	(31.9%)	16.6%	0.4%	0.4%

OTHER MATTERS

Share buy-back program: The balance of the Company’s own shares held in Treasury as of this date is the following:

Class A shares	2,511,812
Class B shares	9,176,548

Shares outstanding, net of Treasury stock, are:

Class A shares:	634,591,688
Class B shares:	61,652,105

Quilmes Industrial (Quinsa) S.A.
 Page Ten – March 8, 2004

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com

- Statistical Tables Follow -

Quilmes Industrial (Quinsa) S.A.
 Page Eleven – March 8, 2004

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT
(U. S. Dollars in millions, except per share amounts)

	Three months ended December 31st,			Twelve months ended December 31st,
		2002			2002
	2003	restated (#)	2002	2003	restated (#)	2002
Net sales	218.5	145.3	144.8	622.7	470.2	468.6
Cost of goods sold	(96.0)	(81.9)	(87.8)	(321.3)	(308.4)	(308.5)

Gross profit	122.5	63.4	57.0	301.4	161.8	160.1
Selling and marketing expenses	(45.2)	(35.1)	(42.5)	(143.5)	(122.2)	(120.5)
Administrative and general expenses	(10.2)	(14.0)	(15.1)	(38.4)	(43.2)	(43.2)

Operating profit (loss)	67.1	14.3	(0.6)	119.5	(3.6)	(3.6)
Interest income	1.9	3.3	3.3	12.3	8.4	8.4
Interest expense	(7.1)	(9.4)	(9.4)	(38.8)	(32.8)	(32.8)
Goodwill amortization	(5.9)	(95.6)	(95.6)	(21.2)	(111.9)	(111.9)
Translation income (expense)	(1.2)	(3.7)	(3.7)	7.2	(22.9)	(22.9)
Other income (expense) - net	15.5	(30.3)	(30.3)	(6.3)	(39.6)	(39.6)

Earnings (losses) before taxes and minority interest	70.3	(121.4)	(136.3)	72.7	(202.4)	(202.4)
Income taxes	(8.6)	51.0	51.0	(23.3)	47.6	47.6
Minority interest	(11.3)	11.2	13.5	(12.6)	18.9	18.9

Net income (loss)	50.4	(59.2)	(71.8)	36.8	(135.9)	(135.9)
Net income (loss) per share(*)	0.399	(0.562)	(0.681)	0.291	(1.290)	(1.290)
Net income (loss) per ADR(*)	0.797	(1.124)	(1.363)	0.582	(2.579)	(2.579)
Depreciation	23.8	23.3	23.3	90.6	95.1	95.1
EBITDA	90.9	37.6	22.7	210.1	91.5	91.5
EBITDA margin	41.6%	25.9%	15.7%	33.7%	19.5%	19.5%

(*) Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets with respect to the Class B shares, and (ii) all Class B shares. As calculated in this way, the number of net shares outstanding was 126,441,930 and 105,382,324 as of December 31, 2003 and December 31, 2002 respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

(#) The restatement of figures for 2002 involves: (i) the reclassification of certain selling expenses by our Paraguayan beer business, and (ii) a change in the fixed costs-allocation method followed by the Company; as of January 2003, fixed costs are reflected as incurred, while prior to that they had been allocated according to projected volume sales for the year.

Quilmes Industrial (Quinsa) S.A.
 Page Twelve – March 8, 2004

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION - SUMMARY
(U. S. Dollars in millions)

	Three months ended		Twelve months ended
	December 31st,		December 31st,
	2003	2002	2003	2002
NET SALES
Argentina (beer)	100.2	56.7	273.2	171.2
Argentina (CSD & other)	44.6	31.9	139.2	107.3
Bolivia	28.9	27.9	92.2	88.7
Chile	7.1	6.9	22.2	22.0
Paraguay (beer & other)	27.2	16.2	74.7	61.1
Uruguay	11.8	6.9	26.4	23.6
Interarea sales	(1.3)	(1.2)	(5.2)	(3.7)

Total	218.5	145.3	622.7	470.2

	Three months ended			Twelve months ended
	December 31st,			December 31st,
	2003	2002	2002	2003	2002	2002
		(restated)			(restated)
EBITDA
Argentina (beer)	48.6	19.6	13.4	106.5	37.7	37.7
Argentina (CSD & other)	8.4	3.6	1.9	18.2	(3.5)	(3.5)
Bolivia	15.0	13.8	11.1	46.5	42.0	42.0
Chile	0.9	0.7	0.2	0.8	0.2	0.2
Paraguay (beer)	15.0	5.3	3.2	35.8	22.1	22.1
Uruguay	3.7	(0.3)	(2.2)	4.4	0.1	0.1
Holding companies’ expenses and consolidation adjustments	(0.7)	(5.1)	(4.9)	(2.1)	(7.1)	(7.1)

Total	90.9	37.6	22.7	210.1	91.5	91.5

Quilmes Industrial (Quinsa) S.A.
 Page Thirteen – March 8, 2004

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY
(U. S. Dollars in millions)

	As of December 31st,
	2003	2002
ASSETS
Cash, Cash Equivalents and Government Securities	139.4	162.6
Inventories	78.8	70.3
Accounts receivable	43.1	45.9
Other Current Assets	27.2	27.3

Total Current Assets	288.5	306.1
Property, Plant and Equipment, Net	581.9	572.8
Goodwill	318.4	236.0
Long term cash investments	53.7	0.0
Other Assets	180.5	126.5

Total Assets	1,423.0	1,241.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	55.3	273.9
Long-Term Bank Debt	287.5	100.7
Other Liabilities	209.8	190.0

Total Liabilities	552.6	564.6
Minority Interest	156.2	153.7
Shareholders’ Equity	714.2	523.1

Total Liabilities and Shareholders Equity	1,423.0	1,241.4